Exhibit 8.1

Subsidiaries

1.	Ketza River Holdings Ltd., a Yukon corporation and wholly-owned subsidiary of the Company.
2.	Queenstake Resources Ltd., a British Columbia corporation (“Queenstake”), and wholly-owned subsidiary of the Company.
3.	Veris Gold USA, Inc., a Delaware corporation and wholly-owned subsidiary of Queenstake.